Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

Third Quarter 2014 Financial Results Conference Call

October 20, 2014

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) business development activities, including the timing of closing of pending transactions, clinical results and timing of development products, timing of expected product launches and its expected future performance (including expected results of operations, outlook and financial guidance), and Valeant’s offer to acquire

Allergan, Inc. (“Allergan”) and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Valeant’s most recent annual and quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to: the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant; if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies; the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans; the effects of governmental regulation on our business or potential business combination transaction; ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis; our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets; the impact of competition from other market participants; the development and commercialization of new products; the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes, expected as required by applicable law.

1

More Information

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates, in part, to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials, as they may be further amended from time to time, contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive proxy statement with the SEC on September 24, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) have filed or may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014, May 28, 2014 and September 25, 2014.

Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Consent was not obtained nor sought with respect to third party statements referenced in this presentation. Non-GAAP Information

To supplement the financial measures prepared in accordance with U.S. generally accepted accounting principles (GAAP), Valeant uses non-GAAP financial measures that exclude certain items, such as amortization of inventory step-up, amortization of alliance product assets & property, plant and equipment step up, stock-based compensation step-up, contingent consideration fair value adjustments, restructuring, acquisition-related and other costs, In-process research and development, impairments and other charges, (“IPR&D”), legal settlements outside the ordinary course of business, the impact of currency fluctuations, amortization including intangible asset impairments and other non-cash charges, amortization and write-down of deferred financing costs, debt discounts and ASC 470-20 (FSP APB 14-1) interest, loss on extinguishment of debt, (gain) loss on assets sold/held for sale/impairment, net, (gain) loss on investments, net, and adjusts tax expense to cash taxes. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of Valeant’s core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP. Therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. Non-GAAP reconciliations can be found in our press tables under the Investor Relations tab on www.valeant.com.

2

Agenda

1. Third Quarter 2014 Results

2. Business Highlights and Outlook

3. Financial Review and Updated Guidance

4. Allergan Update

3

Q3 2014 Results

Q3 2014 Q3 2013 % Growth

Total Revenue $2.1 B $1.5 B 33%

Cash EPS $2.11 $1.43 48%

GAAP Cash Flow from Operations $619 M $202 M 207%

Adjusted Cash Flow from Operations $771 M $408 M 89%

Cash Conversion 107% 84%

4

Q3 2014 Results

Total revenue at high end of guidance despite FX impact of $(31M)

Cash EPS FX Impact of $(0.04)

Guidance Results

Q3 2014 Q3 2014

Organic Growth – Company Second half of year

Same Store Sales high single digit 19%

Second half of year

Organic Growth – B&L 12%

double digit

Total Revenue $1.9B—$2.1B $2.1B

Cash EPS $1.90—$2.00 $2.11

Adjusted Cash Flow from Second half of year

Operations ~$1.3B $771M

Restructuring <$70M $63M

5

Q3 2014 Organic Growth Including All Generic Impact

Same Store Sales – YoY growth rates for businesses that have been owned for one year or more

Q1 2014(a) Q2 2014(a) Q3 2014 YTD 2014(b)

Total U.S. 2% 5% 29% 15%

Total Developed 1% 2% 22% 11%

Total Emerging Markets 3% 8% 12% 9%

Total Company 1% 4% 19% 11%

Pro Forma – YoY growth rates for entire business, including those that have been acquired within the last year

Q1 2014(a) Q2 2014 (a) Q3 2014 YTD 2014 (b)

Total U.S. 3% 9% 24% 13%

Total Developed 3% 7% 18% 10%

Total Emerging Markets 4% 10% 9% 8%

Total Company 4% 8% 16% 10%

As reported.

Excludes injectables for Q1 in YTD organic growth.

6

Bausch + Lomb Organic Growth (adjusted for only FX)

Country/Region Q3 2014 Q/Q% Since

Product Ownership

Sales (8/5/13)

CAGR

United States $369M 18% 12%

Consumer $104M 17% 13%

Rx Pharma $107M 25% 9%

Surgical $53M 10% 12%

Contact Lens $45M 23% 14%

Generics $60M 12% 17%

Other Developed $256M 5% 5%

Markets

Emerging Markets $217M 11% 13%

Total $843M 12% 10%

7

Q3 Organic Growth Drivers

Turnaround in U.S. Dermatology performance has accelerated with the launches of Jublia®, LuzuTM, and RAM 0.08%

Strong double digit growth in the B+L businesses globally

Continued strong performance in Emerging Markets (12% organic growth), despite geopolitical uncertainties

At or above our forecasted growth in most of our other businesses

U.S. Dentistry – driven by expanded sales force

U.S. Neuro/Generics – growth in Xenazine, Wellbutrin XL, and orphan products and the impact of competitive stock outs on certain generic products Obagi – driven by improved sales force effectiveness

More growth from volume than price for total company

8

Q3 2014 Top 20 Global Brands (1/3)

Top 20 products YTD revenue of $1.8B, representing 31% of total revenue

Top 20 products grew 32% Q3 2014 over Q3 2013 and 16% YTD

All 20 products grew in Q3 2014 over Q3 2013

~50% of Q3 growth from volume for top 20 products

Top 20 products demonstrate diversification

Largest product contributed ~3.5% of Q3 2014 revenue

Top 10 products contributed 22% of Q3 2014 revenue

Mix of products includes Rx, OTC and devices (solutions)

Jublia® was 28th largest product in Q3 2014, anticipated to be in top 20 products in Q4

Q3 2014 Top 20 Global Brands (2/3)

($ in M)

Q3 2014 2014 YTD

Product Primary Growth Driver

Revenue Revenue

1) Wellbutrin® $ 72 Volume $195

2) Ocuvite®/PreserVision® $ 62 Volume $188

3) Xenazine® US $ 56 Volume $160

4) Solodyn® $ 54 Volume $148

5) Targretin® Capsules $ 44 Price + Volume $88

6) ReNu Multiplus® $ 41 Volume $145

7) Lotemax® Franchise $ 35 Price $106

8) Arestin® $ 30 Price $75

9) Retin-A® Franchise $ 30 Volume $68

10) BioTrue® Solution $ 26 Volume $77

Q3 2014 Top 20 Global Brands (3/3)

($ in M)

Product Q3 2014 Primary Growth 2014 YTD

Revenue Driver Revenue

11) ArtelacTM $ 25 Volume $ 76

12) Zovirax® Franchise $ 23 Price $ 82

13) Elidel® $ 22 Price + Volume $ 72

14) CeraVe® $ 21 Volume $ 68

15) Syprine® $ 20 Price $ 57

16) Boston Solutions $ 20 Price $ 59

17) Cardizem® CD AG $ 18 Volume $ 26

18) Ziana® $ 17 Volume $ 45

19) Duromine® $ 17 Volume $ 45

20) Prolensa® $ 16 Volume $ 46

28) Jublia $ 12 Volume $ 15

Q3 U.S. Business Highlights (1/3)

Dermatology, $273M Revenues, 33% Q/Q Growth

Strong growth for promoted brands, e.g. Solodyn, Elidel, Acanya®, Zyclara® After only three months, Jublia has 7% TRx share of total onychomycosis market Luzu TRx uptake continues to accelerate with 13% share of branded topical antifungal market Includes PreCision since acquisition closed on July 7

Consumer, $141M Revenues, 43% Q/Q Growth

One of the fastest growing OTC Health Care company in the US (September YTD)(a) CeraVe—fastest growing (Major) skin care brand(a) PreserVision AREDS 2—#1 selling Vitamin over last 12 weeks(a) Entire PreserVision brand grew 20% Q/Q based on consumption(a)

BioTrue Multipurpose Solution—Fastest growing Lens Care brand(a)

(a)	Source: IRI consumption data.

Q3 U.S. Business Highlights (2/3)

Ophthalmology Rx, $118M Revenues, 57% Q/Q Growth

Strong performance of Anti-infective/Anti-viral portfolio – Besivance®, Zylet®, Zirgan® Continued Q/Q organic growth from Prolensa +11% and Lotemax Franchise +13%

Contact Lenses, $45M Revenues, 82% Q/Q Growth

Fastest growing contact lens business – market share expanded from 7% to over 10% since B+L acquisition(a) BioTrue ONEday and PureVision® 2 for Presbyopia exceeding expectations and capturing market share; current growth doesn’t reflect upside in Bausch + Lomb Ultra ® given limited distribution (less than $5M of revenues in Q3 2014)

(a)	Source: Independent third party data.

# Q3 U.S. Business Highlights (3/3)

- **Surgical, $54M Revenues, 74% Q/Q Growth**
  - Greater than 55% growth for the cataract refractive lens business
  - Greater than 40% growth for Stellaris® and Stellaris PC
  - Number two player in the Posterior Chamber IOL market[(a)]
  - 28 Victus® machines expected to be installed in 2014 in the U.S., compared with 14 installed in 2013

- **Neuro & Other/Generics, $392M Revenues, 40% Q/Q Growth**
  - Neuro growth driven by promoted brands – Xenazine, Wellbutrin XL® and Syprine/Cuprimine®
  - Continued growth of generics through portfolio expansion and due to competitor stock outs

- **Dental, $32M Revenues, 20% Q/Q Growth**
  - Growth driven by new customers and strong early performance of launch products (e.g. Onset)

- **Aesthetics, $32M Revenues[(b)]**
  - Improved sales force effectiveness resulted in 21% Q/Q organic growth for Obagi

(a) Source: Market Scope, an ophthalmic market research firm, based on data as of Q2 2014.
(b) No injectables revenues in Q3 2014.

14

Q3 Rest of World Business Highlights

Emerging Markets-Europe/Middle East, $279M Revenues, 36% Q/Q Growth

Strong performance across all regions even with significant FX headwinds

FX impacts on European Emerging Markets ~ $(18M) Revenues (relative to 7/31 Guidance)

Q/Q organic growth in Russia, Ukraine and CIS of ~20%

Emerging Markets-Asia/Africa, $155M Revenues, 66% Q/Q Growth

China organic growth of 11% driven primarily by lens franchise

iNova South-East Asia business organic growth of 18% Q/Q

Emerging Markets-Latin America, $114M Revenues, 13% Q/Q Growth

Strong performance in Mexico of 12% organic growth, following resolution of supply issues

Brazil and Argentina impacted by economic slowdown and import restrictions in Argentina

Export business negatively impacted by capital controls in Venezuela

ROW Developed, $421M Revenues, 29% Q/Q Growth

Australian organic growth of 15% due to strong cough & cold season

Japanese lens care is gaining market share

Continued mid-single digit organic growth in Western Europe

Offset by a decline in Canada largely due to genericization of Wellbutrin® XL and FX impact

JUBLIA Growth Accelerating by Comprehensive Campaign

U.S. Weekly TRx Volume

5,831 TRxs/week

Total Prescriptions (TRx)

Source: Wolters Kluwer Pharmaceutical + Specialty Pharmacy Data week endi

# JUBLIA Growth Accelerating by Comprehensive Campaign

- **Print and digital advertising rolled out 2H Q3**
- **TV advertising materials recently reviewed by FDA; expected to be on air mid-Q4**
- **Salesforce focused on Jublia**
  - U.S.: ~60 person podiatry and ~90 dermatology reps; Canada: ~ 25 dermatology reps
  - Decision to shift spend from a contracted primary care sales force to additional dermatology reps and consumer advertising

## Physician Campaign


JUBLIA
FIGHT ONYCHOMYCOSIS
AT THE SITE OF INFECTION

Physician Website


JUBLIA
FIGHT ONYCHOMYCOSIS

Physician eBlast/Banners


NEW!
JUBLIA
FIGHT ONYCHOMYCOSIS
JUBLIA

Physician Journal Ads



Speaker Programs
Webinars
Medical Education
Ad Boards

## Consumer Campaign



Consumer Website


FIGHT IT
JUBLIA
Is JUBLIA right for you?
NEW!
JUBLIA

Consumer Banners


FIGHT IT
WITH JUBLIA
THE AMAZING LIFE OF JOAN RIVERS
THE ANSWERS ISSUE

Consumer Print

17

Luzu TRx Volume Now Accounts for 13% of Branded Topical Antifungal Market

(TRx) Prescriptions Total

Luzu Weekly TRx Volume

1,335 TRxs/week

1,600 1,400 1,200 1,000 800 600 400 200 -

3/28/2014

4/11/2014

4/25/2014

5/9/2014

5/23/2014

6/6/2014

6/20/2014

7/4/2014

7/18/2014

8/1/2014

8/15/2014

8/29/2014

9/12/2014

9/26/2014

10/10/2014

Source: Wolters Kluwer Pharmaceutical + Specialty Pharmacy Data week ending 10/10.

Retin-A Micro® 0.08% Exceeded 1,400 TRx’s

Through Week of October 10th

Total Prescriptions (TRx)

Retin-A Micro 0.08% Weekly TRx Volume

1,443 TRx/week

Source: Wolters Kluwer Pharmaceutical + Specialty Pharmacy Data week ending 10/10.

# Update on Other U.S. Product Launches

- **Bausch + Lomb Ultra**
  - Expanding sales force by 50% to reach peak distribution
  - Lines 1 and 2 being installed; lines 3 and 4 ordered
    - Commercial quantities from line 1 expected Q2 2015
  - Selling to capacity (pilot line)



BAUSCH + LOMB
ULTRA contact lenses

- **BioTrue ONEday – contact lens**
  - 2nd consecutive quarter with greater than 90% growth



BAUSCH + LOMB
Bio true
ONEday lenses



Soothe XP
Extra Protection

- **BioTrue Multi-purpose Solution**
  - Grew 56% Q/Q pro forma
- **Trulign™ Toric IOL**
  - 213% Q/Q pro forma growth
- **Victus**
  - 28 Victus machines expected to be installed in 2014, compared with 14 installed in 2013



NEW!
BAUSCH + LOMB
peroxi clear



CeraVe baby
CeraVe baby
CeraVe baby

- **CeraVe Baby™ (Q1), Peroxiclear (Q2)® and SootheXP™ (Q3)**
  - Continue to promote to and gain recommendations from dermatologists and eye care professionals
  - Sales and market share building

20

# Near-Term Launch/Pipeline Update (1/2)

| Product | Description | Expected Launch Date | Highlights |
|---|---|---|---|
| Emerade | Adrenaline auto-injector for anaphylaxis | European launch 1H 2014; U.S. launch late 2016 / early 2017 | • Strong start in Europe, with 20%+ market share in Sweden and U.K., ~6% share in Germany |
| Onexton™ | Acne | January 2015 | • New combination acne product<br>• PDUFA date of November 30, 2014 |
| Vesneo™ | Glaucoma | 2016 | • Positive Phase 3 results<br>• NDA to be filed in 1H2015<br>• Peak sales potential of ~$500M in the US and ~$1B globally |
| LOTEMAX Next Gen 0.38% | Post-Operative Inflammation and Pain | 2016 | • First twice-daily ophthalmic steroid<br>• Positive Phase 3 results<br>• 2nd Phase 3 initiated<br>• NDA to be filed in 3Q2015 |

21

# Near-Term Launch/Pipeline Update (2/2)

| Product | Description | Expected Launch Date | Highlights |
|---|---|---|---|
|  CeraVe Hydrating Cleanser Bar | Hydrating Cleansing Bar | January 2015 | • Locks in moisture 3x longer than the leading cleansing bar (Dove) and 6x longer than Cetaphil bar |
| CeraVe® DEVELOPED WITH DERMATOLOGISTS | SA Cleanser, Baby Cream, Baby Sunscreen SPF 45, Night Cream, Anti-Itch | Various | • Continues brand expansion |
| Ocuvite® *Gummies* | Eye Health | Q1 2015 | • Continues brand expansion<br>• Gummies is the fastest growing vitamin category |
| ***Brimonidine*** | Eye Whitening | 2016 | • Recent completion of Phase 3 studies<br>• Planned NDA submission Q1 2015 |

22

Continued Growth Through Business Development

Acquisitions Closed since Q2 Earnings(a)

Bescon – Asia

Contact lenses, full range of modalities for both clear and color, and daily silicone hydrogel lenses

Global opportunity

PT Armoxindo Farma – Indonesia Branded generics

Acquisitions Closed in Q4

MedPharma – Middle East and North Africa

Branded generics platform including manufacturing

Zarracom – Turkey

Acrylic hydrophobic IOLs

Acquisitions signed since Q2 Earnings

Croma – Europe

Expanding existing Central and Eastern European rights to global rights; existing sales concentrated in Western Europe Surgical products including viscolelastics, IOLs and instruments; dry eye and anti-inflammatory pharmaceuticals

(a)	~$2M revenue impact from closed deals in Q3 2014.

Financial Outlook

Howard Schiller

Financial Summary

Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014

Total Revenue $1,542M $2,064M $1,886M $2,041M $2,056M

Cost of Goods Sold% (% of product sales) 27% 26% 26% 28% 26%

SG&A% (% of total revenue) 23% 22% 26% 25% 24%

R&D Expense $49M $60M $61M $66M $59M

Operating Margin (% of total revenue)

(excluding amortization) 47% 49% 45% 44% 47%

Cash EPS (Reported) $1.43 $2.15 $1.76 $1.91 $2.11

GAAP Cash Flow from Operations $202M $280M $484M $376M $619M

Adjusted Cash Flow from Operations $408M $607M $636M $500M $771M

Fully Diluted Share Count 340 M 341 M 342 M 341M 341M

FX Impact on Q3/Q4 versus 7/31 Guidance

Significant Q3 FX headwinds—Revenue: $(31)M; Cash EPS: $(0.04)

10/15/14

Currency(a) Spot % Change vs. 7/31/14

Russian Ruble (14.6)%

Euro (4.4)%

Polish Zloty (6.2)%

Canadian Dollar (3.6)%

Japanese Yen (3.0)%

Brazilian Real (9.5)%

Serbian Dinar (6.4)%

Australian Dollar (6.2)%

Mexican Peso (3.5)%

British Pound (5.8)%

South African Rand (4.5)%

Argentine Peso (3.6)%

Indian Rupee (1.9)%

Hungarian Forint (3.4)%

(a)	Order is based on actual financial impact versus outlook as of July 31, 2014.

Q4 impact

Revenue: ~$(53)M

Cash EPS: ~$(0.06)

(assuming current rates)

Restructuring and Integration Update

Q4 14 Q1 15

Q2 14 Q3 14 Estimate Estimate

Restructuring / Integration Expense $143M $63M < $50M < $25M

B+L Restructuring and Integration charges were $36M for the quarter, down from $53M in Q2

Restructuring and Integration charges for deals completed in Q3 (PT Armoxindo Farma,

Bescon) were ~$3M for the quarter

Due to uncertain timing of close, these expenses were not included in restructuring expense estimate presented on 7/31

Restructuring and integration charges expected to further decline in Q4 to less than $50M Q4 14 and less than $25M in Q1 15, assuming no additional deals

Cash Flow from Operations

Q1 14 Q2 14 Q3 14 YTD

Adjusted Net Income 600 651 719 1,969

GAAP Cash Flow from Operations 484 376 619 1,479

Adjusted Cash Flow from Operations 636 500 771 1,907

Cash Conversion 106% 77% 107% 97%

Investment in Working Capital 43 166 <10 ~219

Guided to cash conversion of 90%

Balance Sheet

Significant deleveraging in Q3

$1.1B Term Loan repaid in Q3 resulting in $16.3B debt outstanding

Net leverage ratio reduced to ~4.0 times adjusted pro forma EBITDA

In addition, on October 15, redeemed $500M 6.75% senior notes due 2017

Accounts Receivable DSO have declined each quarter in 2014 (calculated using gross sales):

Q1 2014: 72 Days

Q2 2014: 66 Days

Q3 2014: 64 Days

Today and going forward, we will be disclosing gross sales to allow you to do this calculation

Due to changes in product mix and higher gross sales, accounts receivable increased by

$109M with an offsetting increase in accrued liabilities of ~$90M related to rebates,

returns and allowances

Net increase of ~$20M in receivables in Q3 vs. Q2 2014 against $30M increase in net sales

U.S. Rx wholesale inventory levels flat on a unit basis and down on a dollar basis vs. Q2

2014 29

# B+L One Year Anniversary Update – Blueprint for Allergan

- **Accelerated organic growth from <5% pre acquisition to 10% since acquisition (adjusted only for FX)**
  - Continued strength of pharma
  - Turnaround for lens and surgical
  - Increased scale of combined Valeant and B+L consumer business has accelerated growth
  - Benefit from Valeant's decentralized approach
  - Valeant's emerging market capabilities have accelerated B+L's emerging market growth
- **Successful recent product launches; limited contribution to date, will be growth drivers in future**
  - Bausch + Lomb Ultra
  - BioTrue ONEday for Presbyopia
  - PureVision 2 for Presbyopia
  - Peroxiclear
  - Victus
  - Trulign
  - enVista BLIS™ lens inserter
  - Soothe XP
- **On track to achieve at least $900 million in Bausch + Lomb synergies**
  - ~$800 million annualized run rate realized by Q3 14
  - Remainder of synergies expected to be achieved by end of 2015
    - Primarily related to manufacturing, Europe and small amounts from a number of other areas
    - Cost to achieve synergies expected to be ~$600M
- **Great people added at all levels to our organization**

30

Q4 Outlook

Continued growth drivers for Q4

Confident in 10+% same store organic growth

Expect continued strong performance from Jublia and other recent product launches

Updated Q4 guidance

Revenues: unchanged

Based on current exchange rates, FX revenue impact would be ~$(53)M

Cash EPS: raised $0.10 to $2.45 to $2.55

Based on current exchange rates, FX Cash EPS impact would be ~$(0.06) Reflects strong momentum of our overall business

Full year 2014 guidance

Revenues: from $8.0B—$8.3B to $8.1B—$8.3B Cash EPS: from $7.90—$8.10 to $8.22—$8.32

Adjusted Cash Flow from Operations: from $2.3B—$2.6B to greater than $2.5B (expect at least 90% cash conversion for full year 2014)

Net leverage ratio reduced to ~3.9 times adjusted pro forma EBITDA by year end

# 2015 Outlook

| | July 31 2015 Outlook | Current 2015 Outlook | Rationale |
|---|---|---|---|
| 2015 Revenue<br>*Growth*<br>(No acquisitions) | ~$8.9 B<br>*9%* | ~$9.1 B+<br>*10%+* | • Higher than expected 2H 2014 revenue, strength across all businesses and increasing confidence in Jublia |
| Gross Margins | 74% | 75% | • Q3 and Q4 gross margins better than expected<br>• Expected improved mix, declining Xenazine revenue and current cost improvement initiatives |
| SG&A Margins | Low to mid 20% as % of revenue | Low to mid 20% as % of revenue | • ~23% - 24%<br>• Will continue to invest in launch products in 2015 |
| Cash EPS<br>Assuming no acquisitions | ~$9.40 | ~$10.00 | • Cash EPS Growth Assuming No Acquisitions<br>• July 31st – 17%<br>• Oct 20th – 21% |
| Acquisitions - Leverage stays at ~4.0x or below | ~$9.90 | ~$10.70 | |

32

Allergan Update

Allergan Update

We remain focused on completing the Allergan Transaction

Record date to vote at Special Meeting is October 30th

With T+3 settlement, shares need to be purchased by October 27th

Special Meeting will be held December 18th

Allergan shareholders need to remove a majority of directors in order for Allergan to be compelled to negotiate

The economic choice is clear

Receive greater than ~$20.00 of 2016 EPS per Allergan share in a combination with Valeant vs. ~$10.00 standalone Allergan EPS

VRX + AGN combination will generate significantly more synergies than any other combination

Appendix:

Organic Growth Detail

Same Store Organic Growth Calculation

SAME STORE SALES ORGANIC GROWTH CURRENT YEAR PRIOR YEAR

Quarterly Product Sales 2,023.5 1,511.3

Subtract: Prior Year Revenue for Acquired -

Businesses (1) 343.5

Add/(Subtract): Year over Year Fx impact 24.9

Subtract: Divestitures and Discontinuations 81.7

Basis for Organic Growth Calculation 1,704.9 A 1,429.6 B

Same Store Organic Growth % = (A-B)/B 19%

(1) Revenue is subtracted for the period of time that the business was not owned in the prior year. For example, B+L was acquired on August 5th, 2013 so revenues from Jul 1—Aug 5 2013 are excluded from the current year revenues

Pro Forma Organic Growth Calculation

PRO FORMA ORGANIC GROWTH CURRENT YEAR PRIOR YEAR

Quarterly Product Sales ($M) 2,023.5 1,511.3

Add: Prior Year Revenue for Acquired Businesses (1) — 340.9

Add/(Subtract): Year over Year Fx impact 25.0

Subtract: Divestitures and Discontinuations 81.7

Basis for Organic Growth Calculation 2,048.5 A 1,770.5 B

Pro Forma Organic Growth % = (A-B)/B 16%

(1) Revenue is added for the period of time that the business was not owned in the prior year. For example, B+L was acquired on

August 5th, 2013 so revenues from Jul 1—Aug 5 2013 are added to the prior year revenues

Appendix:

Accounts Receivable

Details

Accounts Receivable

Q1 14 Q2 14 Q3 14 YTD 14

Gross Revenue (A) 2,451 2,750 2,980 8,180

Provisions for Returns, Rebates and Allowances 599 756 957 2,312

Net Revenue 1,851 1,994 2,023 5,868

Percentage of provisions to gross sales 24% 27% 32% 28%

Gross Accounts Receivable (B) 1,955 2,022 2,112

Provisions for Cash Discounts, Chargebacks, DSA fees and Doubtful

Accounts 249 251 231

Net Accounts Receivable 1,706 1,771 1,880

Days Sales Outstanding = B/(A/90) 72 66 64

Appendix:

Dermatology Rx

Branded Share Among Dermatologists

Solodyn is capturing 48% of the Dermatologist share

Source: PHAST Prescription Weekly & AF Data (week ending 10/10/14)

CONFIDENTIAL

Acanya Has 88% Share Among Dermatologists

Source: PHAST Prescription Weekly & AF Data (week ending 10/10/14)

CONFIDENTIAL

Ziana (20% share) and Atralin (15% share) have grown in Dermatologists over the last 4 weeks

Source: PHAST Prescription Weekly & AF Data (week ending 10/10/14)

CONFIDENTIAL

Elidel continues to widen the share gap at 52% share among Dermatologists

Source: PHAST Prescription Weekly & AF Data (week ending 10/10/14)

CONFIDENTIAL

Zyclara has 41% share among Dermatologists

Source: PHAST Prescription Weekly & AF Data (week ending 10/10/14)

CONFIDENTIAL

Third Quarter 2014 Financial Results Conference Call

October 20, 2014